

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail
Francis Manzo, President
Drewrys Brewing Company
5402 Brittany Drive
McHenry, IL 60050

> **Re:** **Drewrys Brewing Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 14, 2011**
> **File No. 333-173309**

Dear Mr. Manzo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Outside Front Cover Page of the Prospectus

1. Please move the "subject to completion" legend and the date of the prospectus back to the outside front cover page of the prospectus.

Outside Back Cover Page of the Prospectus

2. We reissue comment one of our letter dated June 30, 2011. Please move the legend required by Item 502(b) of Regulation S-K to the outside back cover page of the prospectus.

Use of Proceeds, page 15

3. We partially reissue comment four of our letter dated June 30, 2011. Please revise this section to provide clearer disclosure on the types of activities and expenditures included in the line items in the table on page 16. In this regard, please specifically refer to the line items in the table when providing the narrative disclosure of your planned uses of proceeds.

4. We partially reissue comments six and seven of our letter dated June 30, 2011. We note your revised disclosure that you "may" need to seek additional financing after this offering. Please revise to provide additional detail on the minimum amount of proceeds you anticipate would be required to commence production of your products and to begin generating revenue. Please also revise to specifically discuss the circumstances under which you will seek additional financing at each of the described levels of proceeds. Furthermore, when revising to provide such disclosure, please clarify the references to $33,000 in the last risk factor on page eight and the first risk factor on page nine.

5. We reissue comment eight of our letter dated June 30, 2011. Please revise your disclosure on pages 16-17 to discuss in one location your planned use of proceeds in the event you sell less than 25% of the shares in this offering.

6. Please revise the penultimate paragraph of page 16 to clarify the order in which you will prioritize your uses of proceeds if the company does not sell at least 25% of the shares being offered.

7. We note your reference to "factors" in the last sentence of page 16. Please revise to clarify what types of financing sources you are referring to when you use this term.

8. We note your revised disclosure on page 17 regarding the anticipated costs of packaging design, required deposits to the contract brewer and actual product packaging. Please reconcile these amounts with your disclosure of your use of proceeds if more than 25% of the shares being offered are sold. Further, please revise the Plan of Operations to fully address the qualitative differences between the uses of proceeds at different expenditure levels for each of the line items, disclosing the nature and extent of the activities at different levels.

Dilution of the price you pay for your shares, page 18

9. Please revise your dilution amount per share presentation in this section and wherever presented in your filing, to eliminate the fractional cent amounts, and present all dilution per share amounts rounded to the nearest whole cent.

Business, page 20

10. We reissue comment 17 of our letter dated June 30, 2011. We are unable to locate a complete response to our comment. Please disclose the principal terms of the agreements under which the prior owners of your brands transferred such brands to Mr. Manzo or the entities controlled by Mr. Manzo and file those agreements as exhibits to the registration statement.

Industry Overview, page 22
Domestic Beer Market, page 22

11. We reissue comment 19 of our letter dated June 30, 2011. We are unable to locate a substantive response to our comment.

12. We partially reissue comment 20 of our letter dated June 30, 2011. Please provide the basis for the statistics found in the first two paragraphs beneath the tabular disclosure in this section and provide the basis for the company's expectation that craft beer sales will continue to increase.

13. We reissue comment 21 of our letter dated June 30, 2011. We are unable to locate a substantive response to our comment.

Patents and Trademarks, page 23

14. We partially reissue comment 22 of our letter dated June 30, 2011. Please clearly disclose in this section under what names the trademarks are currently registered and the material implications, if any, of such marks not being registered under the company's name according to the United States Patent and Trademark Office.

Government Regulation, page 23

15. We partially reissue comment 26 of our letter dated June 30, 2011. Please revise this section to discuss the laws that may affect your relationship with possible distributors in the specific states you intend to target.

16. We partially reissue comment 25 of our letter dated June 30, 2011. We continue to note the disclosure in the first paragraph of this section regarding a permit to "distribute and import fermented malt beverages" despite your disclosure that you plan to operate as a first-tier entity. Please revise, as appropriate, to clarify the relevance of a distribution and import license to your business plan.

17. We note your statement that you "may" apply for a permit as an Alternative Brewer. Please revise to clarify what the decision to make such application is contingent upon.

Plan of Operations, page 25

18. The table under this heading appears to explain the plan of operation assuming the receipt of maximum offering proceeds. If correct, please add an appropriate heading before this table.

19. We note the projected dates in your table. Please disclose the assumptions underlying the dates in your table. For example, if you assume the receipt of a specific amount of proceeds by a certain date or dates, please disclose these dates.

20. The third and fourth paragraphs under this table appear to relate to your operations based on full funding from the offering. If correct, please relocate them to immediately follow your table.

21. We partially reissue comment 27 of our letter dated June 30, 2011. Please clarify your disclosure in this section in light of your disclosure under Use of Proceeds. In this regard, it remains unclear how you are allocating the Drewrys Brand Development and Sales/Marketing/Promotion proceeds described on page 16 in your estimated budget on page 26. Furthermore, it appears you allocate $4,000 to licenses, fees and working capital under Plan of Operation but only allocate $2,000 to the related line item under Use of Proceeds.

Background of Officer and Director, page 29

22. We reissue comment 30 of our letter dated June 30, 2011. We are unable to locate a substantive response to our comment. Please revise to reconcile your disclosure of Mr. Manzo's titles in the table on page 29 with the first paragraph of this section.

23. We note the statement that "Mr. Manzo assisted Winsted in resolving its issues with the SEC." We do not understand the basis for this statement in light of the circumstances. Please remove or revise.

24. We partially reissue comment 33. Please advise us of the past relationship, if any, between Aventura Equities, Inc. and Aventura Beverages, Inc. We may have further comment.

Financial Statements
Statements of Cash Flows, pages F-5 and F-14

25. Revise the statements of cash flows to reclassify the acquisition of the trademarks and label designs from operating activities to investing activities. If the acquisition did not involve the issuance of cash, please present the transaction as a noncash investing activity in a separate schedule to the statements. Expand Note 7 to disclose whether the assets

were acquired from a related party or third party, disclose the nature and amount of consideration exchanged and describe the basis for valuing the intangible assets.

Exhibits

26. We note that Exhibits 10.1, 10.2 and 10.3 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Account, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director